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                                                                EXHIBIT NO. 99.2

                                 [ALTAREX LOGO]




July 29, 2002



British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Department of Justice, Corporations Division, Prince Edward Island Securities Commission of Newfoundland

Dear Sirs/Mesdames:

RE:    CHANGE OF AUDITORS -- NOTICE PURSUANT TO NATIONAL POLICY STATEMENT NO. 31
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         Pursuant to National Policy No. 31 (the "Policy") of the Canadian
Securities Administrators, AltaRex Corp. (the "Company") gives notice of a change of auditors as follows:

1. At the request of the Company, Arthur Anderson LLP has tendered its resignation as auditors of the Company. As of the date hereof, the board of directors of the Company has not appointed successor auditors to fill the vacancy created by the resignation of Arthur Anderson LLP. The Company is currently in the process of appointing new auditors.

2. No disagreement, unresolved issue or consultation (as those terms are defined in the Policy) between the Company and Arthur Anderson LLP occurred prior to its resignation as auditors of the Company.

3. The Company had engaged the Boston, Massachusetts office of Arthur Anderson LLP in the United States to act as the Company's auditor. The Company understands that Arthur Anderson LLP ceased to carry on business in the State of Massachusetts on or about June 30, 2002. Prior to the date, the company requested that Arthur Anderson LLP provide a letter, addressed to the relevant securities administrators in Canada, in the form contemplated by the Policy. Arthur Anderson LLP refused to comply with such request
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July 29, 2002



         on the basis that it was not qualified to do so in light of the judicial and regulatory circumstances surrounding Arthur Anderson LLP in the United States at the time of its resignation as the auditors of the Company.


Yours truly,

ALTAREX CORP.


"Richard E. Bagley"

Richard E. Bagley
President and Chief Executive Officer